Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Hertz Global Holdings, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, stock purchase contracts, stock purchase units, subscription rights and units and to the incorporation by reference therein of our reports dated February 18, 2025, with respect to the consolidated financial statements of Hertz Global Holdings, Inc., and the effectiveness of internal control over financial reporting of Hertz Global Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tampa, Florida

May 14, 2025